UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 21, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒  Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐  No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐  No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference Call – 3Q14 October 22, 2014

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Key Highlights - 3Q14 Pulp Market 3Q14 Results Cash Production Cost Indebtedness Net Result - 3Q14 Free Cash Flow 4 5 6 Agenda 7 8 9 10

Key Highlights 4 Operational Results Liability Management Gross debt reduction of US$ 756 million LTM, equivalent to 18%; Year-on-year reduction of 21% in interest expenses in US$; Net Debt/Ebitda ratio at 2.5x in US$; Early redemption notice of bonds due 2019. Pulp Market Record sales volume of 1.372 million tons in the quarter, 5% higher year-on-year; Pulp sales reached 5.336 million tons LTM, 2% over the production volume in the same period; Pulp inventories at 50 days; 9% increase of BEKP global demand y-o-y (8M14 vs. 8M13). 3Q14: Net Revenues: R$ 1,746 million | EBITDA: R$ 613 million | EBITDA Margin: 35% | FCF: R$ 117 million LTM: Net Revenues: R$ 7,040 million | EBITDA: R$ 2,708 million | EBITDA Margin: 38% | FCF: R$ 1,119 million

Pulp Market 5 Shipments of Eucalyptus Pulp (1) Sales Distribution 3Q14 - Fibria (1) Source: PPPC World 20 – August/2014 NBSK vs. BHKP – Price (3) By region By end-use 8M14 vs. 8M13 Average spread: US$108 Spread Sep/14: US$206 (3) Source: FOEX | Average spread in the last 5 years. Fibria’s Pulp Inventories – in days (1) (1) Source: Fibria

3Q14 Results 6 EBITDA (R$ million) and EBITDA Margin (%) Cash Production Cost (R$/t) Pulp Production and Sales (000 t) Net Revenues (R$ million) LTM EBITDA of R$ 2.7 billion. R$ 7.0 billion LTM.

Cash Production Cost (R$/t) – 3Q14 7 Energy sales and operational efficiency have contributed for cash production cost stability. LTM inflation (IPCA): 6.75% LTM average FX: -0.6% (Utilities: 3Q14: R$ 34/t I 2Q14: R$ 36/t I 3Q13: R$ 12/t) + 0.2% Cash-Cost and Cash COGS** (R$/t) ** Cash COGS: COGS excluding deprec./amort./depletion, accrual for losses on ICMS tax credits, freight and other. Inventories turnover

Indebtdeness 8 Net Debt (Million) Total Debt and Interest Expenses (Million) Net Debt/EBITDA (US$) Debt Amortization Schedule (R$ million) Average Tenor (months) and Cost of US$ Debt (% p.a.) Interest (US$) - 18% (Pro-forma) Net Debt/EBITDA (R$) (*) (*) (*) Based on market conditions at September 30, 2014. Total cost of debt in US$ (3Q14): 3.7% p.a.

Net Results (R$ million) – 3Q14 9 (1) Includes other exchange rate/monetary variations and other financial income/expenses. (1) Current Excluding the FX impact, the net income would have been R$ 94 million.

Free Cash Flow (1) – LTM 10 Does not include: asset sales, expenses on bonds repurchase, expenses related to the REFIS on subsidiaries profits abroad and tax credits from the BEFIEX program. FCF yield = 7.5% (1) R$ million R$/ton FCF/ton: US$ 92

11 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO